

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   April 19, 2016

J. Scott Sitra
Chief Executive Officer
Blue Water Bar & Grill, Inc.
Lake Side Drive #5
Indigo Bay, Cole Bay
St. Maarten, Dutch West Indies

> **Re: Blue Water Bar & Grill, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed April 11, 2016**
> **File No. 333-209989**

Dear Mr. Sitra:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2016 letter.

Use of Proceeds, page 21

1. We note your disclosure here and in The Offering section on page 8 that you "intend to use the proceeds of this offering (i) to complete the construction of [y]our Blue Water Bar & Grill™ restaurant currently under construction in St. Maarten, Dutch West Indies, (ii) commence planning and initiate construction of the second planned Blue Water Bar & Grill™ in Aruba, Dutch West Indies, and (iii) for general working capital." However, we note that the use of proceeds table on page 21 shows you will only be able to use the proceeds for all three purposes if you sell 100% of the shares being offered by the company. Please revise this statement to clarify.

Description of our Business and Properties, page 28

Property and Equipment, page 37

2. We note your response to our prior comment 15. It appears that you currently do not own or lease the land upon which the restaurant is being constructed. It is not clear to us what arrangement you have with the landowner with respect to this land during construction. Please tell us whether there is any written agreement with the landowner regarding your use of the land to construct the restaurant and your rights to the land or the structure and explain whether the landowner could refuse to enter into the lease for the land once construction has been completed.

    Also, please tell us how you consider you have significant benefits and risks of ownership associated with the property and equipment of $637,869 before the inception of the land lease. We refer you to the three essential characteristics of an asset as defined in FAS Statement Concept 6.

    Finally, we note that you intend to pay $5,313 per month for the lease of the land as stated in your response. Please revise the use of proceeds and the projected 12-month milestones to reflect that.

Consent of Independent Registered Public Accounting Firm

Exhibit 23

3. We note the reference to inclusion of the auditor report dated April 7, 2016, instead of March 7, 2016 as shown page F-2. Please revise to correct the date.

    You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure